

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

June 1, 2018

Via E-mail
Mr. John P. Rielly
Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

      Re: **Hess Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2017
              Filed February 21, 2018
              File No. 1-01204

Dear Mr. Rielly:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John Reynolds for

                        Karl Hiller
                        Branch Chief
                        Office of Natural Resources